January 25, 2011

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Encompass Holdings, Inc.
File No. 333-82608

Ladies & Gentlemen:

Pursuant to Regulation 14C of the Securities Exchange Act of 1934, we enclose a Preliminary Information Statement regarding the consent action of shareholders.

Please date stamp the enclosed copy of this letter and return it in the enclosed self-addressed stamped envelope.

Very truly yours,

/s/ ROBERT C. LASKOWSKI

Robert C. Laskowski

/rcl
enclosures